UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549


                        SCHEDULE 13G


           UNDER THE SECURITIES EXCHANGE ACT of 1934
                  (AMENDMENT NO.  10    )*

                Garnet Resources Corporation
                     (NAME OF ISSUER)

               Common Stock, par value $.01 per share
                 (TITLE OF CLASS OF SECURITIES)

                       366255107
                    (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 366255107       13G          PAGE 2 OF 5 PAGES

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Rockefeller & Co., Inc.
          I.R.S. Identification No.: 13-3006584

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not applicable           (a)       |_|
                                   (b)       |_|

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

                    5      SOLE VOTING POWER
NUMBER OF                     1,301,837

SHARES              6      SHARED VOTING POWER
                              Not applicable.
BENEFICIALLY
                    7      SOLE DISPOSITIVE POWER
OWNED BY                      1,301,837

EACH REPORTING      8      SHARED DISPOSITIVE POWER
                              Not applicable.
PERSON WITH

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,301,837

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
          Not applicable.

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          11.2%

12   TYPE OF REPORTING PERSON*
          IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

                                     PAGE 3 of 5 PAGES

Item 1(a).  Name of Issuer:

            Garnet Resources Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            11011 Richmond, Suite 650
            Houston, TX  77042-6720

Item 2(a).  Name of Person Filing:

            Rockefeller & Co., Inc.

Item 2(b).  Address of Principal Business Office:

            30 Rockefeller Plaza, New York, New York 10112

Item 2(c).  Citizenship:

            New York

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            366255107

Item 3.     If this statement is filed pursuant to Rules 13d-
            1(b), or 13d-2(b), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Act,

(b)         Bank as defined in Section 3(a)(6) of the Act,

(c) Insurance Company as defined in Section 3(a)(19) of the Act,

(d)         Investment Company registered under Section 8 of the
            Investment Company Act,

(e)  X      Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940,

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;see 13d-(b)(1)(ii)(F),

(g)         Parent Holding Company, in accordance with
            Rule 13d-1(b)(ii)(G),

                                       PAGE 4 of 5 PAGES

(h)         Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.     Ownership

            As of December 31, 1996:

       (a)  Amount Beneficially Owned:

            1,301,837*

       (b)  Percent of Class:

            11.2%

       (c)  Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote
                1,301,837,

           (ii) shared power to vote or to direct the vote -0-,

           (iii)sole power to dispose or to direct the
                disposition of   1,301,837,

           (iv) shared power to dispose or to direct the disposition of -0-.

      * Includes 75,000 stock options granted to Wendell W. Robinson under the 1990 Directors' Stock Option Plan. Pursuant to his employment with R&Co., all benefits of such options accrue to the R&Co. client investors in Garnet although Mr. Robinson is not acting on behalf of R&Co. or its client investors pursuant to any agreement among Garnet, such client investors and R&Co. R&Co., as investment manager to certain client investors, may be deemed the beneficial owner of the 75,000 shares of common stock issuable upon the exercise of such options.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Rockefeller & Co., Inc. ("R&Co.") is making this filing on behalf of certain clients for which it is the investment manager (collectively, the "R&Co. clients"). Each of these R&Co.
clients, individually, owns less than 5% of this security.

                                       PAGE 5 of 5 PAGES

Each of these R&Co. clients has executed investment management agreements granting R&Co. the right to exercise full discretion with respect to all matters relating to the stock of the Issuer held by them (including sole voting and dispositive power). Thus, while R&Co. is for purposes of this filing regarded as the beneficial owner of the shares of the Issuer held by each of the R&Co. clients, each of the R&Co. clients has the sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned of record by each of them.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1997
(Date)

/S/David A. Strawbridge
(Signature)

David A. Strawbridge, Vice President
(Name/Title)